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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of July 2006

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated July 18, 2006
2	Material Change Report dated July 18, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Set Ga Done Gold Optioned - Jet Gold to Focus on Coal

July 18, 2006 - Jet Gold Corp and joint venture partner, Leeward Capital Corp., are pleased to announce an agreement to option the Set Ga Done gold property, located in Myanmar, to Quad Energy SA.

The new option agreement with Quad Energy continues to advance the Set Ga Done property, giving Jet Gold a long-term interest, while allowing the Company to focus energy and resources on developing its Naskeena Coal property in NW British Columbia, Canada.

Quad Energy SA is a private venture capital company with interests in oil and gas and mining in Southeast Asia and maintains offices in Bangkok, Ho Chi Minh City and Calgary. Quad has an oil shale project in Myanmar and is expanding its interests to include gold mining projects in the country.

Under the terms of the agreement, Quad can earn up to 51 per cent of the JV interest in the property by spending US $700,000 on exploration and development prior to January 7, 2008.  It is anticipated that work will begin in November as soon as the Monsoon season ends.

The 350 square kilometer Set Ga Done property is considered highly prospective for gold. Artisanal workings indicate that the structure at Set Ga Done exceeds 600 m in length. Miners report that mineralization persists to at least 50m in depth.  However, the width, depth, grade, and exact structural orientation are all unknown. The zone contains enough gold to have kept the local miners active since 1989.

Three previous drilling programs failed to fully penetrate the mineralized zone due to difficult drilling conditions.  However, one hole intersected 9.80 g/t gold over 4.77 m of core length in the portion of the zone which was recovered.  Elsewhere, grab samples attain maximum values of 10 to 16 g/t. Visible gold is sometimes present. Mineralization occurs in a shear zone in metabasalt. The mineralization is most likely deposited in lower epithermal or upper mesothermal rock.

Jet Gold and Leeward currently hold a 75% interest in the property, with the Government of Myanmar holding the remainder.

Jet Gold is building a cash flow foundation through participation in select oil and natural gas projects. The Naskeena Coal claims represent a new opportunity to participate in today's resource markets, either as a hedge against volatile energy pricing, or through capital growth inherent in structurally higher commodity pricing. The Company stands to emerge as a Canadian resource company of exceptional stature, based on prudent, insightful exploitation of all of its energy and precious metals prospects.

On behalf of the board of directors,

Jet Gold Corp.

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

Jet Gold Corp.

(the "Company")

1102 – 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

July 17, 2006

ITEM 3

PRESS RELEASES

Issued July 18, 2006 at Vancouver, BC

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. and joint venture partner, Leeward Capital Corp., are pleased to announce an agreement to option the Set Ga Done gold property, located in Myanmar, to Quad Energy SA.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. and joint venture partner, Leeward Capital Corp., are pleased to announce an agreement to option the Set Ga Done gold property, located in Myanmar, to Quad Energy SA.

The new option agreement with Quad Energy continues to advance the Set Ga Done property, giving Jet Gold a long-term interest, while allowing the Company to focus energy and resources on developing its Naskeena Coal property in NW British Columbia, Canada.

Quad Energy SA is a private venture capital company with interests in oil and gas and mining in Southeast Asia and maintains offices in Bangkok, Ho Chi Minh City and Calgary. Quad has an oil shale project in Myanmar and is expanding its interests to include gold mining projects in the country.

Under the terms of the agreement, Quad can earn up to 51 per cent of the JV interest in the property by spending US $700,000 on exploration and development prior to January 7, 2008.  It is anticipated that work will begin in November as soon as the Monsoon season ends.

The 350 square kilometer Set Ga Done property is considered highly prospective for gold. Artisanal workings indicate that the structure at Set Ga Done exceeds 600 m in length. Miners report that mineralization persists to at least 50m in depth.  However, the width, depth, grade, and exact structural orientation are all unknown. The zone contains enough gold to have kept the local miners active since 1989.

Three previous drilling programs failed to fully penetrate the mineralized zone due to difficult drilling conditions.  However, one hole intersected 9.80 g/t gold over 4.77 m of core length in the portion of the zone which was recovered.  Elsewhere, grab samples attain maximum values of 10 to 16 g/t. Visible gold is sometimes present. Mineralization occurs in a shear zone in metabasalt. The mineralization is most likely deposited in lower epithermal or upper mesothermal rock.

Jet Gold and Leeward currently hold a 75% interest in the property, with the Government of Myanmar holding the remainder.

Jet Gold is building a cash flow foundation through participation in select oil and natural gas projects. The Naskeena Coal claims represent a new opportunity to participate in today's resource markets, either as a hedge against volatile energy pricing, or through capital growth inherent in structurally higher commodity pricing. The Company stands to emerge as a Canadian resource company of exceptional stature, based on prudent, insightful exploitation of all of its energy and precious metals prospects.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

EXECUTIVE OFFICER

Robert Card, President at (604) 687-7828

ITEM 9

DATE OF REPORT

July 18, 2006

JET GOLD CORP.

“Robert L. Card”

__________________________

Robert L. Card

President